

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

August 21, 2008

Henry Udow
Group Secretary
Cadbury Schweppes plc
25 Berkeley Square
London, England W1J 6HB

Re: **Cadbury Schweppes plc**
Amendment No. 2 to
Form 20-F for fiscal year ended December 31, 2007
Filed August 18, 2008
File No. 333-06444

Dear Mr. Udow:

We have completed our review of your Form 20-F and related amendments and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Henry Udow
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